Sit Tax-Free Income Fund – Class S (SNTIX) and Class Y (SNTYX) March 31, 2023

The **Sit Tax-Free Income Fund – Class S** provided a return of -4.17% during the 12-month period ending March 31, 2023, compared to the return of the Bloomberg Barclays 5-Year Municipal Bond Index of 1.76%. The Fund's 30-day SEC yield was 3.33% and its 12-month distribution rate was 3.16%. The Fund's effective duration was 4.9 years.

The **Sit Tax-Free Income Fund – Class Y** (institutional share class) opened on June 1, 202.

Factors that Influenced the Fund's Performance Over the Past 12 Months

U.S. Treasury yields rose roughly 115 to 170 basis points throughout the period, with short rates rising most and the yield curve inverting in 3Q22. Along the same lines, the tax-exempt yield curve shifted higher as well. Yields for the shortest tax-exempt maturities rose approximately 60 basis points from the beginning of the period. Meanwhile, yields for intermediate and long maturities rose by approximately 10 basis points and 75 basis points, respectively. Tax-exempt bond outflows exceeded $100B for the period and provided significant headwinds for the municipal market throughout 2022, before leveling off in early 2023. Municipal issuance for the period was about $360B, which trailed the prior year by almost 25%, yet still proved challenging for the market to absorb amid the dramatic negative fund flows. Credit spreads for tax-exempt bonds widened throughout the period, especially for non-rated bonds and bonds rated BBB and below, thereby pushing municipal bond prices lower.

The Fund's performance for the period was dampened in part because of a larger weighting of long duration bonds relative to the benchmark, as longer bonds dramatically underperformed shorter bonds. However, the Fund's hedge in U.S. Treasury futures partially offset this deficit as Treasury yields rose significantly, especially on the short end, during the period. In terms of credit quality, AAA-rated bonds were the best performing part of the index during the period, and BBB-rated bonds the worst. From a sector perspective, the Fund's significant weighting in single-family mortgage revenue bonds lagged the benchmark mostly due to low coupon structures. The Fund's overweight in multi-family housing bonds, with a large concentration in senior living, lagged as well largely due to lower credit quality. Closed-end funds and other revenue bonds, including land secured bonds, hurt performance as well. Conversely, the Fund's small weightings in escrowed to maturity/pre-refunded bonds, insured bonds, general obligation bonds and transportation revenue bonds performed relatively better.

Outlook and Positioning

Municipal credit remains strong in general, and the volatility experienced in the period was almost exclusively interest rate driven. We are mindful that the economy is experiencing stubbornly high inflation, and some municipal issuers, particularly healthcare and senior living issuers, are experiencing significant increases in operating costs. Moreover, 2022 income tax collections may be down in some states, especially from capital gains. Although we are watching credits and industries for negative trends, we are confident that the vast majority of municipal credits remain fundamentally strong. The Fund's core strategy continues to emphasize current income as the primary driver of returns over the long run and the Fund maintains a significant yield advantage over the benchmark. The Fund's longer than benchmark duration, allocation to non-rated bonds, emphasis on revenue bonds, and focus on bond structures with attractive prepayment characteristics all contribute to this yield advantage. We will continue to add higher coupon bonds and focus deeply on credit analysis to differentiate opportunities as they arise. The Fund remains diversified on a geographic and issuer basis to mitigate credit and liquidity risk, and we believe the Fund is well-positioned to achieve attractive risk-adjusted returns going forward.

Fund Objective and Strategy

The Sit Tax-Free Income Fund objective is high current income that is exempt from federal income tax consistent with preservation of capital. The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from both federal regular income tax and federal alternative minimum tax. In selecting securities for the Fund, the Adviser seeks securities providing high tax-exempt income. The Adviser attempts to maintain an average effective duration for the portfolio of approximately 3 to 8 years.

DISCLOSURE: Investments are subject to risks, including the possible loss of principal. Past performance is not indicative of future performance. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580.

Effective duration is calculated based on historical price changes of securities held by the Fund utilizing empirical historical pricing, estimated average life yield, estimated average life price, and estimated average life date as opposed to maturity, which the Adviser believes is a more

accurate estimate of price sensitivity provided interest rates remain within their historical range. Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for long-term debt securities. Effective Durations reported herein are calculated by the Adviser and may differ from duration estimates reported in other materials that are based on different methods of calculating duration utilizing different assumptions.

NOTICE: This analysis contains the collective opinions of our analysts and portfolio managers, and is provided for informational purposes only. While the information is accurate at the time of writing, such information is subject to change at any time without notice, and therefore, so may the investment decisions of Sit Investment Associates.